19008790

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68847

E0

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DCCA Securities LLC dba Dinan Capital Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

307 N Gateway Blvd
(No. and Street)

Phoenix	AZ	85008-6589
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Dinan 855-955-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Maastricht, CPA
(Name – *if individual, state last, first, middle name*)

11225 N 28th Dr. Ste D-101	Phoenix	AZ	85029
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael A. Dinan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DCCA Securities LLC dba Dinan Capital Advisors, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SANDRA OGURCHAK
Notary Public - State of Arizona
MARICOPA COUNTY
My Commission Expires
December 31, 2021

Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Phoenix, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2018

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

DCCA SECURITIES, LLC

Year Ended December 31, 2018

TABLE OF CONTENTS

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
DCCA Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DCCA Securities, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States. .

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

Supplemental Information

The supplemental information in schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of DCCA Securities, LLC's financial statements. The supplemental information is the responsibility of DCCA Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese, CPA

We have served as the Company's auditor since 2012.

Phoenix, Arizona
February 22, 2019

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Financial Condition
December 31, 2018

ASSETS

Current assets:	
Cash	$ 813,580
Accounts receivable	12,848
Other assets	2,209
Total current assets	828,637
Total assets	$ 828,637

LIABILITES AND MEMBER'S EQUITY

Current liabilities:	
Accrued expenses	$ 21,478
Total current liabilities	21,478
Member's equity:	
Capital	425,000
Accumulated profit	382,159
Total member's equity	807,159
Total liabilites and member's equity	$ 828,637

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Income
For the Year Ended December 31, 2018

Revenue:	
Fee income	$ 4,083,599
Expenses:	
Insurance	123,147
Legal and professional fees	168,441
Advertising and promotion	28,037
Office expenses	70,475
Payroll	3,989,902
Payroll taxes	159,699
Regulatory fees	35,201
Rent	124,876
Repairs and maintenance	9,503
Travel and entertainment	96,535
Utilities	15,984
	4,821,800
Net operating loss	(738,201)
Other income	
Interest income	2,840
Net loss	$ (735,361)

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

	Capital	Accumulated Profit (Loss)	Total
Balance, December 31, 2017	$ 425,000	1,617,520	2,042,520
Net loss		(735,361)	(735,361)
Distribution		(500,000)	(500,000)
Balance, December 31, 2018	$ 425,000	382,159	807,159

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net loss	$ (735,361)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(3,046)
Decrease in accounts payable	(226,991)
Decrease in accrued expenses	(528,457)
Net cash used by operating activities	(1,493,855)
Cash flows from financing activities:	
Member distributions	(500,000)
Net cash used by financing activities	(500,000)
Net decrease in cash	(1,993,855)
Cash at beginning of year	2,807,435
Cash at end of year	$ 813,580

See accompanying notes.

(1) Operations and Summary of Significant Accounting Policies:

Nature of Company's business:

DCCA Securities, LLC ("the Company") was registered under the laws of the State of Arizona in February, 2011 to operate as a middle-market investment bank providing merger, acquisition, valuation and private placement advisory services to clients.

Statement of cash flows:

Cash consists of federally insured bank deposits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, accounts receivable and prepaid expenses, which are carried at fair value.

Expense sharing

The Company has an expense sharing agreement at its home office with its owner, Dinan & Company, LLC, whereby portions of certain expenses, primarily rent, payroll, insurance, furniture and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases (except as stated in footnote 6) and owns no depreciable assets.

(1) Operations and Summary of Significant Accounting Policies (continued):

Advertising Costs

The Company generally expenses the costs of mailers and published advertisements as of the date the advertisements occur. There are no deferred advertising expenses. Advertising expenses were $1,668 in 2018.

(2) Related party:

Amounts paid to the Company's owner for shared expenses follow:

Payroll—including payroll tax and insurance	$ 762,532
Rent	105,000
Repairs and maintenance	8,208
Utilities	15,984
Office	38,916
	$ 930,640

(3) Income taxes:

All income and expense is passed through the Company for tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. Generally, the Company is subject to examination by U.S. Federal and state income tax authorities for three years from the filing of a tax return.

(4) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2018, the Company had net capital of $777,102, which was $772,102 in excess of its required capital of $5,000.

(5) Subsequent events:

The Company did not have any subsequent events through February 22, 2019, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2018.

(6) Commitments and contingencies:

Leases on office facilities expire over the next three years. Rental expense, excluding shared expenses, was $19,876. The following is a schedule by years of future minimum rental payments required under operating leases, that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2018:

2019	$ 28,299
2020	25,668
2021	8,770
	$ 62,737

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE I

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2018

Member's equity (capital) per balance sheet at December 31, 2018		$ 807,159
Less not allowable assets and deductions:		
Accounts receivable	$ 12,848	
Security deposits	2,209	
Fidelity bond deductible	15,000	30,057
Net capital for FINRA requirement purposes as of December 31, 2018		777,102
Net capital required		5,000
Net capital in excess of amount required		$ 772,102

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE II

Computation of Aggregate Indebtedness to Net CapitalUnder Rule15c3-1 of the Securities and Exchange Commission
December 31, 2018

Total aggregate indebted liabilites as of December 31, 2018		$ 21,478
Add:		
Drafts for immediate credit	$ -	
Market value of securities borrowed	-	
Other unrecorded amounts	-	-
Total aggregate indebtedness as of December 31, 2018		$ 21,478
Percentage of aggregate indebtedness to net capital		2.76%

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a) (2).

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE IV

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2018

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(ii).

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Review Report of Independent Registered Public Accounting Firm

To the Member
DCCA Securities, LLC:

We have reviewed management's statements, identified in the accompanying Exemption Report, in which (1) DCCA Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which DCCA Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) DCCA Securities, LLC stated that DCCA Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. DCCA Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other related procedures to obtain evidence about DCCA Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Maastricht, CPA

Phoenix, Arizona
February 22, 2019

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

DCCA Securities, LLC's Exemption Report

DCCA Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(2)(ii)

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

____

DCCA Securities, LLC

I, Michael Dinan, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: President + CEO

February 22, 2019

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Phoenix, Arizona

ACCOUNTANT'S AGREED UPON PROCEDURES REPORT

as of December 31, 2018

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON-PROCEDURES

To the Member
DCCA Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by DCCA Securities, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Michael Maastricht, CPA

Phoenix, Arizona
February 22, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68847 FINRA DEC
DCCA Securities LLC
Dinan Capital Advisors
307 N. Gateway Blvd
Phoenix, AZ 85008-6589

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David W. Miller 602-248-8700

WORKING COPY

2. A. General Assessment (item 2e from page 2) $6125

B. Less payment made with SIPC-6 filed (**exclude interest**) (3715)

7/20/2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2410

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $2410

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DCCA Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal Financial Officer
(Title)

Dated the 17th day of January, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/208
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,086,439
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and *predecessors not included above.*	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from *management of or participation in the underwriting* or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit *investment trust, from the sale of variable annuities,* from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and *(ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less* from issuance date.	
(7) *Direct expenses of printing advertising and legal fees incurred in connection with other revenue* related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Sweep account deposit interest (Deductions in excess of $100,000 require documentation)	2840
(9) (i) *Total interest and dividend expense* (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$4,083,599
2e. General Assessment @ .0015	$6125
	(to page 1, line 2.A.)